UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
  Under the Securities Exchange Act of 1934
  (Amendment No. 2)*


KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
(Name of Issuer)


COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)


50077B207
(CUSIP Number)


Charles Tomas
862 Valley Farms Rd
Friday Harbor, WA 98250
(360) 378-3652
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


May 5, 2010
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _____

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Explanatory Note

This amendment is filed to correct and explain changes in stock ownership since the original filing.

2













CUSIP No.

50077B207















1

NAMES OF REPORTING PERSONS:





Charles Tomas






2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS):


(a)    ??


(b)    ??



3

SEC USE ONLY:









4

SOURCE OF FUNDS (SEE INSTRUCTIONS):





PF










5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e):



















?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION:



















United States



















7

SOLE VOTING POWER:


















NUMBER OF


941,000 on March 12, 2010, down to 40 shares on June 1,
2010


















SHARES
8

SHARED VOTING POWER:







BENEFICIALLY










OWNED BY


9,100 on March 12, 2010, 0 currently


















EACH
9

SOLE DISPOSITIVE POWER:







REPORTING










PERSON


941,000 on March 12, 2010, 40 on June 1, 2010


















WITH
10

SHARED DISPOSITIVE POWER:





















9,100 on March 12, 2010, 0 currently

















11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:



















950,100 on March 12, 2010,  40 currently

















12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS):



















?

















13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):



















5.98%  on March 12, 2010, <1% currently

















14

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):



















IN









3



Item 1. Security and Issuer

       This Schedule 13D ( the Schedule 13D) relates to the common stock, par value $0.001 per share (the Common Stock), of Kratos Defense & Security Solutions, Inc. (Kratos or the issuer). The address of the principal executive office of Kratos is 4810 Eastgate Mall, San Diego, CA 92121.

Item 2. Identity and Background


(a)
Charles Tomas


(b)
862 Valley Farms Road, Friday Harbor, WA 98250


(c)
Private investor


(d)
The reporting person has not been convicted in a criminal proceeding.


(e)
The reporting person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f)
The reporting person is citizen of the United States.


   Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds used in making the purchases reported in Item 5(c) of this Schedule 13D was $11,619,782.20. The source of funds was personal funds of the reporting person.

Item 4. Purpose of Transaction

The reporting person has acquired Common Stock for investment purposes and in order to acquire a controlling interest in the issuer. The reporting person believes that the issuer should not be a publicly traded company due to the sensitive nature of its business from a national security point of view and has attempted on multiple occasions to engage with management of the issuer to discuss this concern, without success. On April 14, 2010, the reporting person advised an employee of the issuer in an email message that he intends to make a tender offer for the Common Stock on or before May 10, 2010, and requested that the employee so advise the issuer's President and Chief Executive Officer. As of June 1, 2010, the reporting person no longer wishes to own a controlling share of the company because he understands that the company does not wish to become a privately owned company, and due to personal matters having to do with poor legal representation

Item 5. Interest in Securities of the Issuer


(a)
The reporting person beneficially owned 950,100 shares of Common
Stock, representing 5.98% of the outstanding Common Stock as of March 12, 2010, and owns <1% as of June 1, 2010.


(b)
The reporting person had sole voting and dispositive power with respect to 941,000 shares of Common Stock as of March 12, 2010, has sole voting and dispositive power with respect to 40 shares as of June 1, 2010.

The reporting person had shared voting and dispositive power with respect to 9,100 shares held in joint accounts with his children, Leslie Tomas, Tracy Tomas and Laura Tomas as of March 12, 2010, and now have shared voting and dispositive power with respect to 0 shares.

Leslie Tomas is a nurse and resides c/o Charles Tomas, 862 Valley Farms Rd., Friday Harbor, WA 98250, (360) 378-3652.

Tracy Tomas is self-employed and resides c/o Charles Tomas, 862 Valley Farms Rd., Friday Harbor, WA 98250, (360) 378-3652.

Laura Tomas is an aesthetician and resides c/o Charles Tomas, 862 Valley Farms Rd., Friday Harbor, WA 98250, (360) 378-3652.

None of Leslie Tomas, Tracy Tomas or Laura Tomas has been involved in a criminal or civil proceeding of a nature required to be identified in a response to Item 2(d) or Item 2(e) of Schedule 13D. All are United States citizens.


4




(c)
The following table identifies all transactions in the Common Stock affected by the reporting person in the last sixty days. All of these transactions were purchases in ordinary brokerage transactions.

Quantity
open date
Purchase
Price
close
date
Sale
Price
200
2/3/2010
10.07
4/28/2010
14.10
200
2/3/2010
10.07
4/27/2010
14.13
30,000.00
2/3/2010
10.07
4/30/2010
14.25
12,000.00
2/3/2010
10.07
4/29/2010
14.41
21,000.00
2/4/2010
10.49
5/3/2010
14.48
16,800.00
2/4/2010
10.49
4/30/2010
14.25
19,800.00
2/4/2010
10.49
5/4/2010
14.26
200
2/5/2010
10.33
5/4/2010
14.26
1,800.00
2/5/2010
10.33
5/5/2010
14.19
8,000.00
2/8/2010
10.43
5/5/2010
14.19
23,800.00
2/9/2010
10.46
5/6/2010
13.77
400
2/9/2010
10.46
5/6/2010
13.77
16,200.00
2/9/2010
10.46
5/5/2010
14.19
4,300.00
2/10/2010
11.10
5/6/2010
13.77
5,700.00
2/10/2010
11.10
5/10/2010
12.78
100,000.00
2/10/2010
11.10
5/7/2010
13.14
23,698.00
2/11/2010
11.12
5/10/2010
12.78
7,002.00
2/12/2010
11.33
5/10/2010
12.78
66,485.00
2/16/2010
11.73
5/10/2010
12.78
20,815.00
2/17/2010
11.93
5/10/2010
12.78
60,000.00
2/18/2010
11.97
5/10/2010
12.78
25,014.00
2/19/2010
11.87
5/10/2010
12.78
40,000.00
2/23/2010
12.42
5/10/2010
12.78
25,336.00
2/24/2010
12.66
5/10/2010
12.78
5,466.00
2/24/2010
12.66
5/11/2010
12.02
11,200.00
2/25/2010
12.90
5/11/2010
12.02
100
2/26/2010
13.18
5/11/2010
12.02
12,984.00
2/26/2010
13.11
5/11/2010
12.02
5,000.00
3/1/2010
13.31
5/11/2010
12.02
4,000.00
3/2/2010
13.40
5/11/2010
12.02
3,000.00
3/3/2010
13.61
5/11/2010
12.02
5,000.00
3/4/2010
13.70
5/11/2010
12.02
5,000.00
3/5/2010
13.96
5/11/2010
12.02
3,000.00
3/8/2010
14.28
5/11/2010
12.02
6,000.00
3/9/2010
14.26
5/11/2010
12.02
1,300.00
3/10/2010
14.37
5/11/2010
12.02
2,655.00
3/10/2010
14.27
5/11/2010
12.02
1,000.00
3/10/2010
14.22
5/11/2010
12.02
900
3/10/2010
14.23
5/11/2010
12.02
1,300.00
3/10/2010
14.21
5/11/2010
12.02
500
3/10/2010
14.32
5/11/2010
12.02
200
3/10/2010
14.35
5/11/2010
12.02
6,445.00
3/11/2010
13.52
5/11/2010
12.02
1,300.00
3/11/2010
13.52
5/12/2010
13.34
55
3/11/2010
13.77
5/14/2010
12.56
25,216.00
3/11/2010
13.52
5/13/2010
13.09
600
3/11/2010
13.73
5/14/2010
12.56
500
3/11/2010
13.60
5/14/2010
12.56
800
3/11/2010
13.72
5/14/2010
12.56
800
3/11/2010
13.65
5/14/2010
12.56
200
3/11/2010
13.80
5/14/2010
12.56
200
3/11/2010
14.04
5/14/2010
12.56
200
3/11/2010
13.81
5/14/2010
12.56
52,129.00
3/11/2010
13.52
5/14/2010
12.56
2,100.00
3/11/2010
13.91
5/14/2010
12.56
725
3/11/2010
13.90
5/14/2010
12.56
1,100.00
3/11/2010
13.89
5/14/2010
12.56
800
3/11/2010
13.88
5/14/2010
12.56
2,100.00
3/11/2010
13.93
5/14/2010
12.56
4,975.00
3/11/2010
14.00
5/14/2010
12.56
24,400.00
3/11/2010
14.00
5/14/2010
12.56
700
3/11/2010
13.96
5/14/2010
12.56
200
3/11/2010
13.53
5/14/2010
12.56
1,600.00
3/11/2010
13.55
5/14/2010
12.56
400
3/11/2010
13.59
5/14/2010
12.56
100
3/11/2010
13.61
5/14/2010
12.56
745
3/11/2010
13.77
5/17/2010
12.73
300
3/11/2010
13.79
5/14/2010
12.56
1,800.00
3/11/2010
13.82
5/14/2010
12.56
400
3/11/2010
13.83
5/14/2010
12.56
2,100.00
3/11/2010
13.87
5/14/2010
12.56
100
3/11/2010
13.57
5/14/2010
12.56
100
3/11/2010
13.64
5/14/2010
12.56
100
3/11/2010
13.68
5/14/2010
12.56
300
3/11/2010
13.78
5/14/2010
12.56
300
3/11/2010
13.67
5/14/2010
12.56
300
3/11/2010
13.70
5/14/2010
12.56
700
3/11/2010
13.92
5/14/2010
12.56
200
3/11/2010
13.97
5/14/2010
12.56
800
3/12/2010
13.98
5/17/2010
12.73
1,300.00
3/12/2010
13.99
5/17/2010
12.73
1,100.00
3/12/2010
13.22
5/17/2010
12.73
200
3/12/2010
13.24
5/17/2010
12.73
200
3/12/2010
13.20
5/17/2010
12.73
100
3/12/2010
13.08
5/17/2010
12.73
500
3/12/2010
13.07
5/17/2010
12.73
6,500.00
3/12/2010
13.55
5/17/2010
12.73
200
3/12/2010
13.42
5/17/2010
12.73
7,800.00
3/12/2010
14.00
5/17/2010
12.73
200
3/12/2010
13.86
5/17/2010
12.73
400
3/12/2010
13.79
5/17/2010
12.73
100
3/12/2010
13.84
5/17/2010
12.73
200
3/12/2010
13.73
5/17/2010
12.73
200
3/12/2010
13.72
5/17/2010
12.73
100
3/12/2010
13.74
5/17/2010
12.73
6,000.00
3/12/2010
13.75
5/17/2010
12.73
400
3/12/2010
13.92
5/17/2010
12.73
100
3/12/2010
13.97
5/17/2010
12.73
5,100.00
3/12/2010
13.51
5/18/2010
12.79
800
3/12/2010
13.49
5/18/2010
12.79
1,200.00
3/12/2010
13.49
5/18/2010
12.79
100
3/12/2010
13.39
5/18/2010
12.79
500
3/12/2010
13.38
5/18/2010
12.79
1,100.00
3/12/2010
13.40
5/18/2010
12.79
200
3/12/2010
13.34
5/18/2010
12.79
100
3/12/2010
13.47
5/18/2010
12.79
700
3/12/2010
13.47
5/18/2010
12.79
200
3/12/2010
13.35
5/18/2010
12.79
500
3/12/2010
13.51
5/18/2010
12.79
100
3/12/2010
13.53
5/18/2010
12.79
9
3/12/2010
13.10
5/18/2010
12.79
3,200.00
3/12/2010
13.16
5/18/2010
12.79
300
3/12/2010
13.18
5/18/2010
12.79
700
3/12/2010
13.31
5/18/2010
12.79
100
3/12/2010
13.36
5/18/2010
12.79
700
3/12/2010
13.27
5/17/2010
12.73
500
3/12/2010
13.26
5/17/2010
12.73
1,600.00
3/12/2010
13.28
5/17/2010
12.73
200
3/12/2010
13.63
5/17/2010
12.73
100
3/12/2010
13.58
5/17/2010
12.73
2,600.00
3/12/2010
13.65
5/17/2010
12.73
5,400.00
3/12/2010
13.80
5/17/2010
12.73
700
3/12/2010
13.77
5/17/2010
12.73
3,400.00
3/12/2010
13.77
5/17/2010
12.73
4,000.00
3/12/2010
13.90
5/17/2010
12.73
500
3/12/2010
13.90
5/17/2010
12.73
1,800.00
3/12/2010
13.95
5/17/2010
12.73
1,000.00
3/12/2010
13.88
5/17/2010
12.73
100
3/12/2010
13.68
5/17/2010
12.73
255
3/12/2010
13.25
5/17/2010
12.73
100
3/12/2010
13.19
5/18/2010
12.79
936
3/12/2010
13.25
5/18/2010
12.79
755
3/12/2010
13.54
5/18/2010
12.79
48,300.00
3/15/2010
13.80
5/18/2010
12.79
5,700.00
3/15/2010
13.76
5/20/2010
10.45
6,012.00
3/15/2010
13.76
5/19/2010
12.04
18
3/15/2010
13.79
5/19/2010
12.04
41,970.00
3/15/2010
13.80
5/19/2010
12.04
596
3/17/2010
13.90
5/20/2010
10.45
1,000.00
3/18/2010
14.05
5/20/2010
10.45
1,000.00
3/19/2010
14.13
5/20/2010
10.45
1,504.00
3/23/2010
14.84
5/20/2010
10.45
1,000.00
3/24/2010
15.04
5/20/2010
10.45
12,500.00
3/30/2010
14.56
5/20/2010
10.45
1,000.00
3/31/2010
14.30
5/20/2010
10.45
6,000.00
4/1/2010
14.67
5/20/2010
10.45
3,000.00
4/6/2010
14.74
5/20/2010
10.45
2,000.00
4/7/2010
14.50
5/20/2010
10.45
1,000.00
4/8/2010
14.39
5/20/2010
10.45
2,000.00
4/9/2010
14.43
5/20/2010
10.45
6,000.00
4/13/2010
13.95
5/20/2010
10.45
800
4/15/2010
14.89
5/20/2010
10.45
600
4/16/2010
14.40
5/20/2010
10.45
3,500.00
4/19/2010
14.51
5/20/2010
10.45
500
4/20/2010
14.87
5/20/2010
10.45
1,500.00
4/23/2010
14.40
5/20/2010
10.45
1,500.00
4/28/2010
14.35
5/20/2010
10.45
6,800.00
4/30/2010
14.33
5/20/2010
10.45
500
5/3/2010
14.76
5/20/2010
10.45
1,500.00
5/11/2010
12.44
5/20/2010
10.45
10
5/11/2010
12.44
5/26/2010
8.65
450
5/11/2010
12.44
5/21/2010
11.62


(d)
Not applicable.


(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       None

Item 7. Material to Be Filed as Exhibits

       None


Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:
June 2,  2010


Signature:
/s/  Charles Tomas


Name/Title:
Charles Tomas


       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


7